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                             July 29, 2020

       Jonathan Fitzpatrick
       President and Chief Executive Officer
       RC Driven Holdings LLC
       440 S. Church Street, Suite 700
       Charlotte, NC 28202

                                                        Re: RC Driven Holdings
LLC
                                                            Amendment No. 2 to
Draft Registration Statement on Form S-1
                                                            Submitted June 22,
2020
                                                            CIK No. 0001804745

       Dear Mr. Fitzpatrick:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to this letter by providing any requested information and by publicly filing your registration statement and non-public draft submission on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 2 to Draft Registration Submission on Form S-1 Submitted June 22, 2020

       Summary Historical Consolidated Financial and Other Data, page 13

   1. We reviewed your response to comment 5 and the revisions to your disclosure. You present pro forma 2015
information without providing disclosure regarding operating activity for the fiscal
years ended December 31, 2016 and 2017. Please further revise to present comparable
information for the 2016 and 2017 fiscal years.
   2. We reviewed your response to comment 6 and your revised disclosures narratively discussing how you
calculate the measure. Further, you now indicate that Capital
                                                        Efficiency Ratio is a
performance measure; however, the nature of the adjustment and the previous terminology
suggest it may be a liquidity measure. We remain unclear as to how you use this non-GAAP
measure internally, and why such information is useful. Please
 Jonathan Fitzpatrick
RC Driven Holdings LLC
July 29, 2020
Page 2
       explain how you use the Capital Efficiency Ratio measure to assess your performance and further revise your disclosure to explain how investors would find this information useful.


        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        We also remind you that your registration statement must be on file no later than 48 hours prior to the requested effective date and time. Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Ta Tanisha Meadows at (202) 551-3322 or Jim Allegretto at (202) 551-
3849 if you have questions regarding comments on the financial statements and related matters. Please contact Katherine Bagley at (202) 551-2545 or Erin Jaskot at
(202) 551-3442
with any other questions.



                                                            Sincerely,
FirstName LastNameJonathan Fitzpatrick
                                                            Division of
Corporation Finance
Comapany NameRC Driven Holdings LLC
                                                            Office of Trade &
Services
July 29, 2020 Page 2
cc:       John C. Kennedy
FirstName LastName